Exhibit 2.3

Execution Version

November 8, 2016

PRIVATE AND CONFIDENTIAL

Global Eagle Entertainment Inc.

4553 Glencoe Avenue, Suite 300

Los Angeles, CA 90292

Attention:   Dave Davis, Chief Executive Officer

Stephen Ballas, EVP & General Counsel

PAR Investment Partners, L.P.

200 Clarendon Street, 48th Floor

Boston, MA 02116

Attention: Steven M. Smith, General Counsel

Re: Stage 2 Letter Agreement

Ladies and Gentlemen:

Concurrently with the execution of this letter (this “Letter”), Shareco Group of America, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Beijing Shareco Technologies Co., Ltd., a limited company organized under the laws of the PRC (“Parent”), Global Eagle Entertainment Inc., a Delaware corporation (the “Company”), HNA Group Co., Ltd., a limited company organized under the laws of the PRC (“HNA”), and, upon execution of a joinder thereto as provided therein, Bluefocus (Beijing) Investment Management Co., Ltd., a limited company organized under the laws of the PRC, are entering into an Investment Agreement (as amended from time to time, the “Investment Agreement”).

The Company, the Purchaser, and PAR Investment Partners, L.P., a Delaware limited partnership (“PAR”), are currently negotiating the terms and conditions of additional transactions involving the Parties (as defined below), the principal terms of which are set forth in the non-binding draft term sheet attached hereto as Exhibit A (the “Term Sheet”).

For purposes of this Letter, each of the Purchaser, Parent, HNA, the Company and PAR are sometimes referred to as a “Party” or together as the “Parties”, and terms defined in the Investment Agreement that are used herein but not defined herein shall have the meanings given to them in the Investment Agreement.

In order to facilitate further discussions with respect to the transactions described in the Term Sheet (the “Stage 2 Transactions”), and as a condition to the willingness of, and as a material inducement to, the Parties (other than PAR) to enter into the Investment Agreement, the Parties have agreed to the terms set forth in this Letter.

1.                                      No Solicitation.

(a)                                 From the date hereof until (i) the earlier of (A) 11:59 p.m., New York, New York time, on the date that is three (3) months after the date of this Letter and (B) the termination of the Investment Agreement in accordance with Section 5.01 of the Investment Agreement prior to the Closing, or (ii) such other date as may be mutually agreed to in writing by the Parties (such period being referred to as the “Non-Solicitation Period”), each of the Parties shall not, and shall direct its respective officers, directors, employees, controlled Affiliates, investment bankers, attorneys, accountants, and other advisors (collectively, “Representatives”) to not, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing non-public information or access to the business, properties, assets, books or records of the Purchaser or Parent or any of their respective Subsidiaries, in the case of the Purchaser or Parent, or furnishing non-public information or access to the business, properties, assets, books or records of the Company or any of its Subsidiaries, in the case of the Company or PAR) or take any other action to knowingly facilitate, any inquiries with respect to any Alternative Transaction Proposal (as defined below) or the making of any proposal or offer that constitutes, or would be reasonably expected to lead to, an Alternative Transaction Proposal, or enter into, maintain or continue discussions or negotiate with any Person in furtherance of any Alternative Transaction Proposal, or enter into any contract or agreement with respect to any Alternative Transaction Proposal (except a Confidentiality Agreement); provided, however, that any such Party may contact any Person who delivers any such inquiry, proposal or offer to (x) notify such Person of the restrictions contemplated by this Letter and/or (y) confirm the terms and conditions thereof in order to determine whether such inquiry, proposal or offer constitutes, or would be reasonably expected to lead to, an Alternative Transaction Proposal.  In furtherance of and without limiting the foregoing, each of the Parties shall, and shall direct such Party’s Representatives to (i) immediately cease and cause to be terminated any existing grant of access to any Person (other than the other Parties and their Representatives) with respect to any Alternative Transaction Proposal of any non-public information concerning the Purchaser or Parent or any of their respective Subsidiaries, in the case of the Purchaser or Parent, or any non-public information concerning the Company or any of its Subsidiaries, in the case of the Company or PAR, and (ii) immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than the other Parties and their Representatives) with respect to any Alternative Transaction Proposal.

(b)                                 As used in this Letter:

(i)                                     the term “Confidentiality Agreement” means, with respect to any of the Purchaser and Parent, or the Company, as applicable, a customary confidentiality agreement; and

(ii)                                  the term “Alternative Transaction Proposal” means, with respect to any Person, any proposal or offer (whether or not in writing), with respect to (A) any Change in Control of such Person (or, in the case of PAR, a Change in Control of the Company), (B) any other transaction that would conflict with or prevent the consummation of the Transactions or the Stage 2 Transactions or (C) any combination of the foregoing. For the avoidance of doubt, a Permitted PAR Transfer (as defined in Section 3 below) shall not constitute an Alternative Transaction Proposal.

(c)                                  Each Party shall promptly (and in any event within two (2) Business Days of having knowledge of such receipt) advise the other Parties in writing of the receipt of any Alternative Transaction Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Alternative Transaction Proposal (including the identity of the Person making or submitting such Alternative Transaction Proposal or inquiry,

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proposal or offer, and the material terms and conditions thereof) that is made or submitted by any Person during the Non-Solicitation Period.

(d)                                 Notwithstanding anything to the contrary in this Letter, with respect to any of the Purchaser, Parent or the Company, if (i) such Party or any of its Representatives receives, after the date of this Letter, an unsolicited bona fide written proposal that would reasonably be expected to lead to a Change in Control of such Party (or, in the case of PAR, a Change in Control of the Company), (ii) such proposal did not result from a material breach of this Letter and (iii) the board of directors or equivalent governing body of such Party determines in good faith (after consultation with outside counsel) that the failure to take any of the actions referred to in clause (x), (y) and/or (z) of this Section 1(d) in connection with such proposal could reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then such Party may (x) make available information with respect to such Party and its Subsidiaries to the Person making such proposal pursuant to a Confidentiality Agreement; provided, that any non-public information provided or made available to any Person given such access shall have been previously provided or made available to the other Party or shall be provided or made available to the other Party prior to, concurrently with, or promptly after, the time it is provided or made available to such Person, (y) participate in discussions or negotiations with the Person making such proposal and/or (z) solicit proposals for a Change in Control in respect of such Party from third Persons (subject, in the case of the Company, to compliance with Section 4.03(d) of the Investment Agreement).

2.                                      Definitive Agreements.  Until the earliest of (a) two months following the Closing Date, (b) the date on which the Investment Agreement is terminated prior to the Closing in accordance with its terms and (c) eight months following the date of this Letter (such earlier date being referred to as the “Negotiation Period”), the Parties hereto will endeavor in good faith to prepare and negotiate definitive agreements consistent with the Term Sheet and on other terms and conditions customary for the Stage 2 Transactions that are mutually agreeable to the Company, the Purchaser, HNA and, solely with respect to (i) any change in the $11.00 Per Share Price (as defined in the Term Sheet) for the JV Investment Shares (as defined in the Term Sheet) or the Tender Offer (as defined in the Term Sheet), (ii) terms or actions set forth therein that relate specifically to PAR (including but not limited to the matters described in the first paragraph under the heading “SUMMARY” and the matters described under the headings “Conditions to Completing the Tender Offer and Acquisition of JV Investment Shares” and “Large Stockholder Support Agreement; Management Support Agreement”, in each case to the extent specifically related to PAR) or (iii) terms or actions set forth therein that would reasonably be expected to be disproportionately adverse (taking into account relative ownership of shares of Company Common Stock) to PAR as compared to the other stockholders of the Company, PAR. Notwithstanding the foregoing, the Parties agree that the Term Sheet is a non-binding indication of interest with respect to indicative terms for the Stage 2 Transactions, and no Party shall have any obligation to complete the Stage 2 Transactions as a result of this Letter and that any obligation to complete the Transactions shall arise solely upon the execution of the definitive agreements with respect to the Stage 2 Transactions.

3.                                      No Transfer.  Other than as contemplated by this Letter and the Stage 2 Transactions, PAR shall not, and PAR shall cause its respective Affiliates to not, during the Negotiation Period, (i) transfer, or cause or permit the transfer of, any Company Common Stock or any other voting securities of the Company held by PAR or its Affiliates from time

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to time (together, the “PAR Securities”), or any voting rights with respect thereto, enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any such PAR Securities or (ii) commit or agree to take any of the foregoing actions; provided, that PAR or its Affiliates may transfer PAR Securities to any Person as long as PAR retains ownership of at least the maximum number of shares of Company Common Stock as PAR could be required to sell in the Tender Offer as contemplated by the Term Sheet (a “Permitted PAR Transfer”).  Any transfer of PAR Securities in violation of the immediately preceding sentence shall be null and void.  Notwithstanding the foregoing, if any involuntary transfer of any PAR Securities by PAR or any of its Affiliates during the Negotiation Period shall occur (including a sale by any trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such PAR Securities subject to all of the restrictions, liabilities and rights under this Letter, which shall continue in full force and effect until the end of the Negotiation Period.

4.                                      Registration Rights.  In connection with the Transactions and subject to the completion and effectiveness of the PAR Amendment, PAR hereby, pursuant to Section 2.9 of the Amended and Restated Registration Rights Agreement, dated as of January 31, 2013, by and among the Company and the other parties thereto (as amended, the “PAR Registration Rights Agreement”), consents to the Registration Rights Agreement solely in the form attached to the Investment Agreement.  PAR and the Company will endeavor in good faith to prepare, negotiate and enter into prior to the Closing Date an amendment to the PAR Registration Rights Agreement to (i) amend Section 1.2(e) thereof to change the restriction on frequency of Underwritten Takedowns that may be requested and that the Company is obligated to effectuate from one Underwritten Takedown within any six-month period to one Underwritten Takedown within any three-month period, (ii) amend the introductory clause of Section 1.2(e) thereof to define those Persons that may request an Underwritten Takedown pursuant to any of clauses (i), (ii) or (iii) thereof as “Requesting Holders”, (iii) amend Section 1.2(e)(i) to eliminate the definition of Requesting Holders therein and replace such definition with the term “Requesting Holders” (which will be defined as provided in the foregoing clause (ii) of this Section 4), (iv) amend Section 1.3 thereof to provide that the Holders (as defined in the PAR Registration Rights Agreement) will not have any rights to include securities in any Demand Registration (as defined in the Registration Rights Agreement) filed by the Company pursuant to Section 3 of the Registration Rights Agreement or in any Shelf Offering (as defined in the Registration Rights Agreement), and (v) add a new provision to the effect that, except with the prior written consent of PAR, the Company may not (A) consent to any transfer such that it qualifies as a “Permitted Transfer” as contemplated by clause (iii) of the definition of “Permitted Transfer” in the Investment Agreement (or consent any transfer under the similar provision to be included in the Stage 2 Investment Agreement) or (B) amend or waive (or agree or commit to amend or waive) in any respect, the definition of “Transfer Restricted Period” in the Investment Agreement, Section 4.02 of the Investment Agreement, or the provisions described under “Transfer Restrictions” in the Term Sheet to be included in the Stage 2 Investment Agreement (as defined in the Term Sheet) (the “PAR Amendment”).

5.                                      Expenses.  Each Party shall be responsible for and shall bear any costs and/or expenses incurred by it in connection with negotiating, finalizing and entering into this Letter and consummating the transactions contemplated hereby.

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6.                                      Governing Law and Jurisdiction.

(a)                                 This Letter shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b)                                 Each of the Parties irrevocably agrees that any dispute, to the extent arising out of, or in connection with, any agreement, covenant or other obligation of any Party under this Letter, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding to the extent arising out of, or in connection with, any agreement, covenant or other obligation of any Party under this Letter in any court other than the aforesaid courts.  Each of the Parties hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any such suit, action or proceeding, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with Section 6(d), (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Letter, or the subject matter hereof, may not be enforced in or by such courts.

(c)                                  EACH OF THE PARTIES TO THIS LETTER HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING, ARBITRATION OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LETTER, AT ANY TIME, OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 6.

(d)                                 Each of the Parties irrevocably agrees that service of any process, summons, notice or document by prepaid first class mail (or its international equivalent) to its respective address set forth in Section 8 shall be effective service of process for any suit, judicial or arbitral proceeding in connection with this Letter or the transactions contemplated hereby (without any requirement to translate such process, notice or document from English).   Furthermore, (i) the Purchaser irrevocably agrees that service of any process, summons, notice or document by prepaid first class mail (or its international equivalent) to the Purchaser’s registered agent in the State of Delaware (which, as of the date hereof, is The Corporation Trust Company, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801), shall be effective service of process for any suit, judicial or arbitral proceeding in connection with this Letter or the transactions contemplated hereby and (ii) each of Parent and HNA irrevocably agrees that service of any process, summons, notice or

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document by prepaid first class mail (or its international equivalent) to the following shall be effective service of process for any suit, judicial or arbitral proceeding in connection with this Letter or the transactions contemplated hereby (without any requirement to translate such process, notice or document from English):

HNA Group (International) Co., Ltd.

26/F Three Pacific Place

1 Queen’s Road East

Hong Kong

Attention:  Chief Investment Officer

With a copy (which shall not constitute service of any process) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, IL 60603

Attention:  Pran Jha

Email:  pjha@sidley.com

The provisions of this Section 6(d) are intended to designate contractually bargained for methods of service for disputes related to this Letter or the transactions contemplated hereby, and it does not otherwise limit the parties from effecting service of process through other means as permitted by law or equity.

7.                                      Specific Performance.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Letter were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, each Party agrees that in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Letter, the non-breaching Parties shall be entitled (in addition to any other remedy that may be available to it, whether in law or equity) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach.  Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Parties have an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.  Any Party seeking an injunction or injunctions to prevent breaches of this Letter and to enforce specifically the terms and provisions of this Letter shall not be required to provide any bond or other security in connection with any such order or injunction.

8.                                      Notices.  Without limiting Section 6(d), all notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by overnight courier or sent via email (with receipt confirmed) as follows:

If to the Company, to:

4553 Glencoe Avenue, Suite 300

Los Angeles, CA 90292

Attention:  Dave Davis

Stephen Ballas

Email:  Dave.Davis@geemedia.com

Stephen.Ballas@geemedia.com

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With a copy (which shall not constitute actual or constructive notice) to:

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

Attention:  Chad Skinner

William B. Brentani

Email:  CSkinner@stblaw.com

WBrentani@stblaw.com

If to the Purchaser or Parent, to:

5F, Building F, Qifa Mansion, Shenggu Middle Rd.

Chaoyang District, Beijing

The Peoples Republic of China, 100125

Attention:  Jason Sun

Email:  qj_sun@hnair.com

With a copy (which shall not constitute actual or constructive notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, IL 60603

Attention:  Pran Jha

Email:  pjha@sidley.com

If to HNA, to:

HNA Plaza, 20/F

26 Xiaoyun Road

Chaoyang District, Beijing

The Peoples Republic of China, 100125

Attention:  Ryan An

Email:  rn_an@hnagroup.com

With a copy (which shall not constitute actual or constructive notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, IL 60603

Attention:  Pran Jha

Email:  pjha@sidley.com

If to PAR:

PAR Investment Partners, L.P.

200 Clarendon Street, 48th Floor

Boston, MA 02116

Attention: Steven M. Smith, General Counsel

Email:  smith@parcapital.com

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With a copy (which shall not constitute actual or constructive notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:  Robert P. Whalen, Jr.

Email:  rwhalen@goodwinlaw.com

or to such other address or addresses as shall be designated in writing.  All notices shall be deemed effective (a) when delivered personally, (b) when sent by email (with written confirmation of receipt, by other than automatic means, whether electronic or otherwise) or (c) one (1) Business Day following the day sent by overnight courier.

9.                                      Counterparts. This Letter may be executed in one or more counterparts, each of which shall be deemed to constitute any original, but all of which together shall constitute one and the same document.  Signatures to this Letter transmitted by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature.

10.                               Entire Agreement; Third Party Beneficiaries; Amendment.  This Letter, together (in the case of the Parties other than PAR) with the other Transaction Documents, sets forth the entire agreement between the Parties with respect to the transactions contemplated hereby, and is not intended to and shall not confer upon any person other than the Parties, their successors and permitted assigns any rights or remedies hereunder, provided, that Section 15 shall be for the benefit of and fully enforceable by each of the Specified Persons.  Any provision of this Letter may be amended or modified in whole or in part at any time by an agreement in writing between the Parties executed in the same manner as this Letter.  No failure on the part of any Party to exercise, and no delay in exercising, any right shall operate as a waiver thereof nor shall any single or partial exercise by any Party of any right preclude any other or future exercise thereof or the exercise of any other right.

11.                               Severability.  If any provision of this Letter is determined to be invalid, illegal or unenforceable, the remaining provisions of this Letter shall remain in full force and effect, provided that the economic and legal substance of this Letter is not affected in any manner materially adverse to any Party.  In the event of any such determination, the Parties agree to negotiate in good faith to modify this Letter to fulfill as closely as possible the original intent and purpose hereof.  To the extent permitted by Law, the Parties hereby to the same extent waive any provision of Law that renders any provision hereof prohibited or unenforceable in any respect.  Notwithstanding anything to the contrary in this Letter, the Parties intend that the provisions of this Section 11 be construed as integral provisions of this Letter and that such provisions, remedies and limitations shall not be severable in any manner that diminishes any Party’s rights hereunder or increases a Party’s liability or obligation hereunder.

12.                               Headings.  The headings contained in this Letter are for reference purposes only and are not part of this Letter.

13.                               Termination.  This Letter may be terminated by any Party on or after the earlier of (a) the Company entering a definitive agreement providing for a Change of Control of the Company or (b) the effective date of the consummation of a Change in Control of the

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Company; provided, however, that no such termination of this Letter pursuant to this sentence shall terminate the Negotiation Period for purposes of Section 4.12 of the Investment Agreement.  Except for the obligations set forth in Section 1, which shall terminate upon the expiration of the Non-Solicitation Period, this Letter and the obligations of the Parties hereunder shall automatically terminate upon the later of (i) the expiration of the Negotiation Period and (ii) the entry into the Stage 2 Investment Agreement.  In the event of a termination as provided in this Section 13, this Letter shall forthwith become void and there shall be no liability under this Letter on the part of any Party; provided, that nothing herein shall relieve any Party from liability for any breach of this Letter that occurred before such termination, and the terms of Section 4 through Section 15 (inclusive) shall survive any such termination.

14.                               Successors; Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the Parties’ successors and assigns, and no other person; provided, that except as contemplated by clause (i) or (ii) of the immediately following provisos, none of the Parties may assign its rights or delegate its obligations under this Letter, whether by operation of law or otherwise, and any assignment by a Party in contravention hereof shall be null and void; provided, further, that (i) in no event shall this Section 14 apply to any Change in Control of the Company and (ii) if the Company consolidates or merges with or into any Person and the Company Common Stock is, in whole or in part, converted into or exchanged for securities of a different issuer in a transaction that does not constitute a Change in Control of the Company, then as a condition to such transaction the Company will cause such issuer to assume all of the Company’s rights and obligations under this Letter in a written instrument delivered to the other Parties.

15.                               Non-Recourse.  This Letter may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Letter or any of the transactions contemplated hereby may only be brought against the entities that are expressly named as Parties and their respective successors and assigns.  Except as set forth in the immediately preceding sentence, no past, present or future director, officer, employee, incorporator, member, partners, stockholder, Affiliate, agent, attorney, advisor or representative of any Party (collectively, the “Specified Persons”) shall have any liability for any obligations or liabilities of any Party under this Letter or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

16.                               Notice to PAR.  The Company will provide notice to PAR promptly following any amendment or termination of the Investment Agreement.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

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Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this Letter enclosed herewith.

Very truly yours,

SHARECO GROUP OF AMERICA, INC.

By:	/s/ Li Yang
Name:	Li Yang
Title:	President

BEIJING SHARECO TECHNOLOGIES CO., LTD.

By:	/s/ [Company Seal Affixed]
Name:
Title:

HNA GROUP CO., LTD.

By:	/s/ [Company Seal Affixed]
Name:
Title:

[Signature pages to Stage 2 Letter Agreement]

Accepted and Agreed as of the date first written above:

GLOBAL EAGLE ENTERTAINMENT INC.

By:	/s/ David M. Davis
Name:	Dave M. Davis
Title:	Chief Executive Officer

PAR INVESTMENT PARTNERS, L.P.

By: PAR Group, Inc., its general partner
By: PAR Capital Management, Inc., its general partner

By:	/s/ Steven M. Smith
Name:	Steven M. Smith
Title:	Chief Operating Officer and General Counsel

[Signature pages to Stage 2 Letter Agreement]

Final

Exhibit A

Stage 2 Transactions

Draft Term Sheet

This Draft Term Sheet is intended as a summary for discussion purposes only and does not reference all of the terms, conditions (including without limitation internal approvals), representations, warranties, covenants, and other provisions that would be contained in the definitive documentation for the transactions contemplated herein.  This Draft Term Sheet, including any Exhibits attached hereto, does not constitute a binding contract and will not give rise to any legally binding obligation on the part of any party to these discussions or any of such party’s affiliates to negotiate or otherwise continue discussions with respect to such transactions.  The only binding obligations on the parties will be those expressly set forth in the definitive documentation executed for the transactions contemplated herein, if any.  The parties hereto intend to be legally bound with respect to such transactions only if and when definitive, binding written agreements in respect of such transactions, in mutually satisfactory form and substance covering all of the terms and conditions of the transactions, are negotiated, executed and delivered by Gold and Sapphire, notwithstanding this summary and any course of conduct by the parties hereto, whether before, on or after the date of this Draft Term Sheet.  This document does not constitute either an offer to sell or an offer to purchase any securities or enter into any joint venture or strategic alliance and does not represent a commitment on behalf of any party to purchase any securities or provide any other financial or other accommodation to any party.

Terms defined in the letter agreement to which this Exhibit A is attached or in the Investment Agreement that are used herein but not defined herein shall have the meanings given to them in such letter agreement or the Investment Agreement, as applicable.

SUMMARY

•    Subject to the conditions set forth below being met, Sapphire to acquire newly issued shares of Company Common Stock (“Shares”) for an aggregate purchase price of $150(1) million (or such lesser amount as shall be agreed upon by the parties) (the “Aggregate JV Investment Shares Price”) at a purchase price per share equal to $11.00 (the “Per Share Price”) (the “JV Investment Shares”). The cash consideration paid by Sapphire to Gold for the JV Investment Shares would be used by Gold to fund the Gold JV Contribution (as defined below) to the China JV (as defined below) as provided below. In addition to the acquisition of the JV Investment Shares, Sapphire to make a public tender offer (the “Tender Offer”) to Gold’s stockholders to acquire, at the Per Share Price for each such share of Company Common Stock, a number of Shares (the “Secondary Shares”) such that Sapphire would hold, immediately after the acquisition of the JV Investment Shares and the Secondary Shares, approximately (but, in any event, no more than) 34.9% of the outstanding Shares. PAR Investment Partners, L.P. (“PAR”) would agree to tender in the Tender Offer a number of Shares equal to its pro rata portion

(1)   Such amount to be reduced, if and to the extent necessary, in connection with the determination of the agreed upon valuation of the China JV so that Gold’s ownership of the China JV does not exceed 49%.

(based on PAR’s ownership of the outstanding Company Common Stock as of the commencement of the Tender Offer) of the aggregate Secondary Shares (determined based on an Aggregate JV Investment Share Price of $150 million and assuming that Sapphire holds 9.9% of the outstanding Shares immediately prior to the acquisition of the JV Investment Shares and the Secondary Shares), and, if and to the extent the Tender Offer is not fully subscribed, PAR would also agree to tender additional Shares in the Tender Offer such that the aggregate number of Shares tendered in the Tender Offer (including all Shares tendered by PAR) is equal to the total number of Secondary Shares determined based on an Aggregate JV Investment Share Price of $150 million and assuming that Sapphire holds 9.9% of the outstanding Shares immediately prior to the acquisition of the JV Investment Shares and the Secondary Shares. The acquisition of the JV Investment Shares and the purchase of the Secondary Shares pursuant to the Tender Offer would be closed concurrently upon receipt of necessary regulatory approvals and satisfaction of other closing conditions.

•    Immediately after the completion of the purchase of Shares contemplated by the Investment Agreement and the purchase of the JV Investment Shares and the Secondary Shares, Sapphire to own approximately (but, in any event, no more than) 34.9% of the issued and outstanding Shares.

•    As a condition to closing the acquisition of the JV Investment Shares and the purchase of the Secondary Shares pursuant to the Tender Offer, Gold and Sapphire would form a joint venture to be structured on a mutually agreed upon tax-efficient basis (including form of entity and jurisdiction of organization) for the purposes set forth below (the “China JV”).

EQUITY INVESTMENTS

Security	• Company Common Stock

Consideration and Use of Proceeds

•    At closing, 50% of the Aggregate JV Investment Shares Price would be funded by Gold to the China JV as a capital contribution (such amount, together with any remaining portion of the Aggregate JV Investment Shares Price that is released to Gold or the China JV from the Escrow Account, the “Gold JV Contribution”). The remaining 50% of the Aggregate JV Investment Shares Price would be deposited on behalf of the China JV in a third party escrow account (the “Escrow Account”) at closing and would be subject to release from time to time after the closing pursuant to any of the following: (i) only after the China JV has exhausted all but $[•](2) million of the Aggregate JV Investment Shares Price that is not funded into the Escrow Account, joint written instruction of the China JV and Gold to make payments to Gold pursuant to the Gold Services Agreement (as defined below) (including, without limitation, to pay to Gold any portion of any Minimum Annual Payment) that are due and payable and have not been made when required, subject to applicable cure periods set forth in the agreement between the China

(2)   NTD:  Expected amount of proceeds that are projected to be needed to fund operations prior to profitability of the China JV.

JV and Gold relating to such payments, (ii) any final arbitral award providing for payment to Gold, Sapphire or the China JV in respect of any breach of the China JV definitive documentation or the Gold Services Agreement, (iii) unanimous approval of the board of directors of Gold (the “Board”) to release any such amount to the China JV or (iv) mutual agreement between Gold and Sapphire to release any such amount to either party. Any amounts released from the Escrow Account to Gold or the China JV pursuant to the foregoing would be treated as a capital contribution by Gold to the China JV (and Gold’s ownership interest in the China JV would be increased accordingly). Any amounts released from the Escrow Account to Sapphire pursuant to the foregoing or to the China JV pursuant to clause (ii) of the foregoing would not be treated as a capital contribution by Gold to the China JV. Any amounts remaining in the Escrow Account on the date that is two years after the closing of the formation of the China JV would be automatically released to the China JV and would be treated as a capital contribution by Gold to the China JV (and Gold’s ownership interest in the China JV would be increased accordingly).

•    Purchase of the Secondary Shares pursuant to the Tender Offer will be at the Per Share Price.

•    A number of Shares would be purchased pursuant to the Tender Offer such that Sapphire would hold, immediately after the acquisition of the JV Investment Shares and the purchase of the Secondary Shares pursuant to the Tender Offer, approximately (but, in any event, no more than) 34.9% of the issued and outstanding Shares, subject to receipt of necessary regulatory approvals and satisfaction of other closing conditions, as provided below.

Offer Period

•    The Tender Offer to purchase the Secondary Tender Shares to be launched only after the negotiation of the final form of definitive documentation for the formation of the China JV (with the execution of such documentation and the formation of the China JV contingent on closing of the acquisition of JV Investment Shares and the purchase of the Secondary Shares pursuant to the Tender Offer).

•    The Tender Offer would remain open for at least 20 business days from commencement, subject to receipt of necessary regulatory approvals and satisfaction of other closing conditions, as provided below.

Board Representation

•    From and after closing of the Stage 2 Transactions, for so long as Sapphire, together with any majority-owned subsidiaries of HNA Group to whom Shares purchased in the Transactions or the Stage 2 Transactions are transferred by Sapphire, continues to beneficially own at least 9.9% of the issued and outstanding Shares, (x) Sapphire shall have the right to nominate for election the greater of: (i) one member to the Board and (ii) such number of members to the Board that is proportional to Sapphire’s percentage ownership of Gold’s issued and outstanding Shares and (y) Sapphire shall not have the right at any time to nominate any directors for election other than such number and in such manner as contemplated by the immediately foregoing clause (x). Each nominee must be a member of senior management of Sapphire or HNA Group under the same circumstances as the board observer contemplated by the Investment Agreement. Such Board nomination rights may not be assigned to any third party (other than any majority-owned subsidiary of HNA Group).

•    Gold will expand its Board as necessary in connection with the nomination of Sapphire designees.

•    Sapphire designees to the Board will be distributed among the Board classes in an equitable fashion.

Voting Agreement

•    If and to the extent Sapphire and its affiliates beneficially own more than 20% of the issued and outstanding Shares, all Shares beneficially owned by Sapphire and its affiliates in excess of such amount will be voted at any meeting of Gold stockholders (or consent in lieu thereof) to consider and vote upon any matters sought to be approved by Gold stockholders related to (x) any transaction involving a Change in Control of Gold or (y) any issuance of equity not involving a Change in Control of Gold, in either of the following manners (as elected by Sapphire) with respect to each matter subject to such vote: (i) consistent with the recommendation of the Board or (ii) on a pro rata basis consistent with the votes on such matter by all stockholders of Gold (other than Sapphire and its affiliates). If any such vote relates to any transaction involving a Change in Control of Gold that occurs prior to the one-year anniversary of the consummation of the purchase of the Shares contemplated by the Investment Agreement, the price per Share in such transaction is less than the Purchase Price and such transaction is approved by Gold’s stockholders but would not have been approved if Sapphire had been able to vote all of its Shares against such transaction and such transaction is consummated, then Sapphire will be entitled to receive a payment from Gold upon the consummation of such transaction with respect to each of its Shares equal to the excess of the Purchase Price over the price per Share in such transaction. If any such vote relates to any transaction involving a Change in Control of Gold that occurs prior to the two-year anniversary of the consummation of the Stage 2 Transactions, the price per Share in such transaction is less than the Purchase Price and such transaction is approved by Gold’s stockholders but would not have been approved if Sapphire had been able to vote all of its Shares against such transaction and such transaction is consummated, then Sapphire may elect to both purchase Gold’s ownership interests of the China JV at fair market value (to be defined in the definitive agreements) and terminate the Gold Services Agreement in connection with any such purchase from Gold.

Change in Control Transaction Rights

•    The Stage 2 Investment Agreement will contain provisions similar in all material respects to Section 4.12 of the Investment Agreement covering the period through the closing of the Stage 2 Transactions.

Preemptive Rights

•    From the date of the closing of the Stage 2 Transactions until the date that is the earlier of (i) three years thereafter and (ii) six months after such time when Sapphire, HNA Group, Blue Focus and their respective affiliates, taken together, cease to own at least 9.9% of the issued and outstanding Shares, Sapphire will have customary preemptive rights to participate in future equity issuances by Gold on a pro rata basis, subject to customary exclusions.

Transfer Restrictions

•    Sapphire will agree not to sell its Gold shares for 12 months after the closing of the Stage 2 Transactions (the “Transfer Restricted Period”). Sapphire will be permitted to transfer to majority-owned affiliates of HNA Group at any time

(subject to such affiliates agreeing to become subject to these transfer restrictions), and, subject to the other restriction set forth below, to Gold or third parties in connection with any divestiture required by any governmental body or regulatory authority.

•    Sapphire will agree not to transfer Gold shares (i) equal to 5% or more to any person (or, to the knowledge of Sapphire (after reasonable inquiry), group of persons or affiliates) or (ii) to any person that, at the time of such transfer (prior to giving effect thereto), to the knowledge of Sapphire (after reasonable inquiry), beneficially owns 5% or more of the Company Common Stock. The foregoing restrictions would not apply to any transfer of Shares made by Sapphire through an underwritten public offering.

•    Sapphire will agree not to enter into any hedging or pledging/margin arrangements with respect to its Shares during the Transfer Restricted Period; provided that Sapphire will be permitted to pledge its Shares in connection with debt financing to fund the aggregate purchase price for the Shares purchased in the Transactions and the Stage 2 Transactions and obtained from recognized financial institutions that are not affiliates of Sapphire or HNA.

Standstill

•    Until the earlier of (i) three years after the closing of the Stage 2 Transactions and (ii) six months after such time when Sapphire, HNA Group, Blue Focus and their respective affiliates, taken together, cease to own at least 9.9% of the issued and outstanding Shares, each of Sapphire, HNA Group and Blue Focus will be subject to a customary standstill agreement that will restrict Sapphire, HNA Group, Blue Focus and their respective affiliates from, among other things, any acquisition of equity securities or debt of Gold and its subsidiaries (other than (x) acquisitions by affiliates of HNA Group that are engaged in ordinary course securities trading activities on behalf of third parties and that have not received any confidential information regarding Gold or its affiliates and have not been directly or indirectly encouraged to make such acquisitions and (y) other acquisitions by Sapphire, HNA Group, Blue Focus and their respective affiliates (including pursuant to Sapphire’s preemptive rights described below under “Preemptive Rights”) that would result in Sapphire, HNA Group, Blue Focus and their respective affiliates owning, in the aggregate, more than 34.9% of Gold’s outstanding Shares), any nomination of directors or proxy contests (other than as contemplated in “Board Representation” below), any formation of a group or similar actions with any other Gold stockholders (other than a group consisting of Sapphire, HNA Group, Blue Focus and their respective affiliates) and any proposals to Gold (other than private proposals to the Board after the expiration of the Negotiation Period) with respect to any extraordinary transaction. The standstill will not be deemed violated if and to the extent any such private proposal to the Board is required to be publicly disclosed pursuant to applicable law, rule or regulation.

•    Gold will adopt a customary amendment to its certificate of incorporation and/or a rights plan that restricts any stockholder (including, without limitation, Sapphire) from acquiring beneficial ownership of 35% or more of the outstanding Shares (subject to (i) events outside the control of a stockholder that cause the stockholder to own more than 35%, such as share buybacks or other decreases in outstanding Shares, and (ii) the right of the Board to grant exceptions in its discretion). In the event Gold desires to adopt such an amendment to its certificate of incorporation and/or such rights plan and a vote of Gold’s stockholders occurs in connection therewith, all Shares beneficially owned by Sapphire and its affiliates will be voted in favor thereof.

•    The standstill restrictions (i) would be suspended if Gold enters into a definitive agreement that would result in a Change in Control of Gold (including the sale of all or substantially all of its assets to a third party) and (ii) would terminate if (x) a Change in Control of Gold is consummated or (y) a third party commences an unsolicited tender offer for Gold’s Shares and the Board recommends, or formally takes no position as to whether, the Gold stockholders tender their Shares in such tender offer.

•    For so long as the standstill provision set forth in the first bullet point above has not terminated, if Gold commences a process intended to result in a Change in Control of Gold, Gold will provide prompt notification thereof to Sapphire (to the extent a representative of Sapphire on the Board has not already been notified of such process or is not otherwise aware of such process in connection with serving as a member of the Board), and Sapphire will be permitted to participate in such process on such terms and conditions as are substantially identical to those applicable to other potential bidders, subject to those deviations required by applicable law or determined by the Board in a manner consistent with the exercise of its fiduciary duties.

Registration Rights

•    The Registration Rights Agreement will be amended and restated at the closing of the Stage 2 Transactions to provide Sapphire with customary demand and piggyback registration rights with respect to all unregistered Shares purchased in the Transactions and the Stage 2 Transactions, subject to customary limitations. Such amended and restated Registration Rights Agreement will provide that if Gold enters into any other agreement with respect to the registration of its Shares, and certain material applicable terms contained therein (such terms to be agreed by Gold and Sapphire) are materially more favorable to, or materially less restrictive on, the other party thereto than such terms granted to Sapphire in the Registration Rights Agreement, then the registration rights granted to Sapphire will immediately be deemed to have been amended without further action by Gold or Sapphire so that Sapphire will be the beneficiary of such more favorable or less restrictive terms.

Parent Commitment

•    HNA Group to provide a financing commitment letter in respect of Sapphire’s obligations. Gold would be a third party beneficiary of, and would be entitled specifically enforce, such commitment if and to the extent Gold has a right to specifically enforce Sapphire’s obligations to consummate the Equity Investments.

Recommendation

•    The Board to recommend the Tender Offer to Gold stockholders and the approval by Gold stockholders of the issuance of the JV Investment Shares, in each case subject to customary fiduciary exceptions.

Large Stockholder Support Agreement; Management Support Agreement

•    PAR to enter into a support agreement pursuant to which PAR would agree to (i) tender in the Tender Offer a number of Shares equal to its pro rata portion (based on PAR’s ownership of the outstanding Company Common Stock as of the commencement of the Tender Offer) of the aggregate Secondary Shares (determined based on an Aggregate JV Investment Share Price of $150 million and assuming that Sapphire holds 9.9% of the outstanding Shares immediately prior to the acquisition of the JV Investment Shares and the Secondary Shares), and, if and to the extent the Tender Offer is not fully subscribed, PAR would also agree to tender additional Shares in the Tender Offer such that the aggregate number of Shares tendered in the Tender Offer (including all Shares tendered by PAR) is equal to the total number of Secondary Shares determined based on an Aggregate JV Investment Share Price of $150 million and assuming that Sapphire holds 9.9% of the outstanding Shares immediately prior to the acquisition of the JV Investment Shares and the Secondary Shares and (ii) vote in favor of the issuance of the JV Investment Shares and the purchase of the Secondary Shares.  Gold executive officers would also enter into a support agreement pursuant to which they will agree to vote in favor of the issuance of the JV Investment Shares and the purchase of the Secondary Shares.

Interim Operating Covenants

•    Gold will agree to interim operating covenants applicable to the period between signing and closing consistent with Section 4.11 of the Investment Agreement (provided, however, that the effectiveness of the covenants set forth in Section 4.11(a)(ii) and Section 4.11(b) will not extend beyond the one-year anniversary of the Closing).

•    If Gold provides to Sapphire notice under Section 4.11(b) of the Investment Agreement and Sapphire delivers a written objection to the acquisition contemplated by such notice within 5 Business Days of receiving such notice, Sapphire may, at its option, in such written objection, terminate any discussions or negotiations with respect to the Stage 2 Transactions and thereafter neither Gold, PAR nor Sapphire will have any obligation to complete the Stage 2 Transactions.   The Stage 2 Investment Agreement shall provide Sapphire a termination right consistent with the foregoing.

Existing Sapphire Arrangements; New Sapphire Agreements

•    In connection with execution of the Stage 2 Investment Agreement, Sapphire would terminate any non-binding term sheets and similar arrangements between Sapphire or any of its Subsidiaries, on the one hand, and any Competitor, on the other hand, with respect to the provision of in-flight connectivity systems.  Sapphire will agree to a covenant applicable to the period between signing and closing consistent with Section 4.16 of the Investment Agreement.

Conditions to Completing the Tender Offer and Acquisition of JV Investment Shares

•    Prior to the end of the Negotiation Period, the parties will have entered into a mutually acceptable Stage 2 Investment Agreement with respect to the Tender Offer and the purchase of the JV Investment Shares.

• The formation of the China JV at closing pursuant to mutually acceptable definitive documentation (the forms of which will be agreed prior to the end of the Negotiation Period).

• The Stage 2 Investment Agreement will provide a termination right for each party in the event that Gold enters into a definitive transaction agreement that would, if consummated, result in a Change in Control of Gold.

• Definitive documentation to include a support agreement with the stockholders of Gold affiliated with PAR, as described above under “Large Stockholder Support Agreement.”

• Closing and settlement for the acquisition of the JV Investment Shares and Secondary Shares, and formation of the China JV, to be contemporaneous and cross-conditional.

• Customary conditions to closing, including:

• obtaining necessary government approvals (to the extent not obtained in connection with the consummation of the Transactions);

• approval of Gold stockholders pursuant to Nasdaq listing rules with respect to the issuance of the JV Investment Shares and the purchase of the Secondary Shares;

• approval of Sapphire’s shareholders;

• consent from Gold’s lenders to the extent required with respect to the transactions;

• no injunctions or other legal constraint on the transaction; and

• no Material Adverse Effect (as defined in the Investment Agreement) on Gold or Sapphire.

CHINA JV

Structure	• China JV to be structured on a mutually agreed upon tax-efficient basis (including form of entity and jurisdiction).

Name	• Before formation and public announcement of the China JV, Gold and Sapphire will mutually agree on a name for the China JV.

Initial Ownership and Contributions

•    Sapphire will receive at least a 51% stake in exchange for its contribution of the Sapphire Fleet Contracts (as defined below) and, subject to completion of satisfactory diligence by Gold, all of Sapphire’s other assets, liabilities and personnel (except as otherwise agreed), and would have day-to-day operational control of the China JV and would cause the China JV to comply with its obligations under the Sapphire Fleet Contracts (except to the extent the primary cause of the China JV’s failure to comply with such obligations was a breach by Gold of its obligations under the Gold Services Agreement), subject to the rights of Gold set forth below.  Sapphire will use its reasonable best efforts to also cause to be contributed to the China JV all contractual rights of Sapphire’s affiliates to provide content, advertising and operations solutions services to the Sapphire Fleet (as defined below).  The Sapphire Fleet contract with Air Changan and any other Sapphire Fleet Contract that has been executed but not provided to Gold will have such terms, and any other Sapphire Fleet Contracts that are not yet executed would be executed on such terms, in each case, as are reasonably satisfactory to both Gold and Sapphire as a condition to signing definitive agreements in respect of the Stage 2 Transactions.

• Gold will receive up to a 49% stake in exchange for its investment of the Aggregate JV Investment Shares Price into the China JV.

•    The exact ownership percentages would be determined by mutual agreement of Gold and Sapphire based on the relative values of such contributions and set forth in the definitive agreements with respect to the China JV.

Business Scope and Services

•    Content and Connectivity: China JV to provide connectivity, content, advertising and operations solutions services to (i) the entire current and future aircraft fleet of Sapphire and its affiliates (including, among others, affiliates of HNA Group such as Hainan Airlines, Capital Airlines, Tianjin Airlines, Yangtze River Express Airlines and Air Guilin) (the “Sapphire Fleet”) during the exclusivity period described below (and in any event to no fewer than the number of aircraft shown in Exhibit A hereto (the “Roll Out Schedule”)) and (ii) third parties in China as mutually agreed by Sapphire and Gold from time to time (“Third Party Fleets”).

•    Installation on Sapphire Fleet: The installation of in-flight connectivity systems on the Sapphire Fleet will progress according to the Roll Out Schedule.  During each annual period on the Roll Out Schedule, the China JV will purchase Gold systems and solutions under the Gold Services Agreement for at least 60 aircraft scheduled for installation during such period (regardless of whether such installations actually will occur during such period) (the “Minimum Annual Payment”); provided, however, that the China JV would not have to make the Minimum Annual Payment during an annual period if and to the extent the primary cause of the China JV unable to install Gold systems and solutions on such minimum number of aircraft for such annual period was a breach by Gold of its obligations under the Gold Services Agreement.  On an annual basis, Gold and Sapphire shall review the progress of the Roll Out Schedule and, acting in good faith, consider whether to adjust the forecasted installation schedule in any manner as may be agreed by the parties.

•    Capital Expenditures for Installation: Capital expenditures required to roll-out the installation plan for the Sapphire Fleet would be funded by the China JV from the proceeds of the Gold JV Contribution and, if and to the extent additional funding is needed, from the proceeds of debt financings of the China JV.

• Payment and Collection: The China JV will be responsible for all operations related to payment and collections from customers.

•    Aircraft Equipment and Services: The China JV and Gold will enter into an agreement (the “Gold Services Agreement”) pursuant to which the China JV will exclusively purchase all solutions and services from Gold based on a pricing mechanism/formula to be mutually agreed, including an annual adjustment to the pricing mechanism if and to the extent Gold’s costs increase/decrease; provided, that for such aircraft in the Sapphire Fleet that cannot be fitted with Gold’s in-market technology, Gold will have the right to source from other qualified vendors.  Gold and Sapphire to agree on the pricing mechanism for Gold solutions and services (which, unless otherwise agreed, will be on no less than a cost plus basis, and in all cases, China JV shall be not be charged prices or rates greater than an amount or rate to be agreed by the parties).  Gold will provide the China JV with a most favored nation clause with respect to the pricing offered to the China JV as compared to the pricing offered to the Other Chinese Airlines (as defined below).

•    Post-Installation Economics: Sapphire and Gold to agree upon, in the definitive documentation for the China JV, (i) the post-installation economic relationship with respect to the Sapphire Fleet and (ii) the provision of network services to the Sapphire Fleet and related pricing.

Exclusivity

•    Sapphire Fleet Exclusivity: Sapphire irrevocably and unconditionally will assign to the China JV its exclusive contractual rights to provide connectivity services to the entire Sapphire Fleet through 2033 (including any extension right, if applicable) (the “Sapphire Fleet Contracts”).  HNA to (i) provide Gold with a written confirmation as to the status of the Sapphire Fleet Contracts, (ii) agree with Gold to cause HNA’s affiliates that are parties to the Sapphire Fleet Contracts or any other contracts with the China JV from time to time to comply with the Sapphire Fleet Contracts and such other contracts and (iii) provide Gold the representations and warranties with respect to the Sapphire Fleet Contracts shown in Exhibit B hereto.

•    Other Opportunities.  If and to the extent that Sapphire or any of its affiliates (including the China JV), or Gold or any of its subsidiaries, has the right to provide any content, advertising or operations solutions services (in addition to connectivity) to the Sapphire Fleet, any Third Party Fleets or any other airline customer in the Territory (other than Air China, China Southern and China Eastern (the “Other Chinese Airlines”)), Sapphire or Gold (or their affiliates), as the case may be, will assign the right to the China JV to provide such services and such services will be provided through the China JV; provided, however, that this obligation will not apply to the following with respect to Gold: (i) Gold’s content distribution business (provided that Gold and Sapphire will negotiate in good faith to assign such business to the China JV), or, solely with respect to Cathay Pacific, EVA Air and China Airlines, Gold’s content service provider business, (ii) the provision of games or apps (provided that Gold and Sapphire will negotiate in good faith to assign such business to the China JV) or (iii) solely with respect to any customers of Gold in the Territory as of the date of this Draft Term Sheet, Gold’s operation solutions business.  The “Territory” means the People’s Republic of China, Hong Kong, Macau and Taiwan.  The parties will collaborate in good faith with respect to allowing the China JV to provide services to the Other Chinese Airlines.

•    Gold Technology and Services Exclusivity: The China JV will have the exclusive right to deliver Gold connectivity services to the Sapphire Fleet and Third Party Fleets.  Neither Sapphire nor Gold (nor any of their respective affiliates) will compete with the China JV in the Territory with respect to connectivity, content, advertising or operations solutions services for airlines, except with respect to the Other Chinese Airlines and the matters identified in the proviso set forth in “Other Opportunities” above and subject to other customary exceptions.

Funding

•    Subject to the escrow described in “JV Investment Shares and Secondary Shares—Consideration and Use of Proceeds” above, Gold to contribute full amount of the Gold JV Contribution into the China JV concurrently with the closing/formation of the China JV.

Board of Directors	• The China JV will be governed by a board of directors (the “JV Board”) that will consist of 3 representatives of Sapphire and 2 representatives of Gold.

• Chairman of the JV Board to be designed by Sapphire. Vice Chairman of the Board to be designed by Gold.

• Meetings of the JV Board to be held at least once every quarter.

•    Quorum of the JV Board would be a majority of the JV Board members and at least one representative of Gold (subject to right of the JV Board, in the event that a Gold representative does not attend, to call a subsequent meeting for the same purposes without the requirement of a Gold representative for a quorum).

• JV Board members would be able to participate telephonically or by videoconference in JV Board meetings, if desired.

•    Without limiting the Gold consent rights described below, the affirmative vote of at least a majority of the JV Board members present, in person or telephonically, would be required for any act of the JV Board to be valid.

• JV Board may act without a formal meeting by a written consent signed by all members of the JV Board.

• Reasonable out-of-pocket and travel expenses incurred by JV Board members in connection with their duties to the JV Board to be reimbursed by the China JV.

Management	• Sapphire to have day-to-day operational control of the China JV, subject to the rights of Gold set forth herein.

• Sapphire would be entitled to appoint the CEO, COO and CFO of the China JV, and Gold would be entitled to appoint the CTO and CMO of the China JV.

China JV Actions Requiring Unanimous Consent

•    The following list of actions, subject to carve-outs and thresholds to be discussed, may not be taken by the China JV without the unanimous approval of all JV Board members (or by both Gold and Sapphire in their capacity as equity owners of the China JV):

• Changes in purpose or business lines or the name of the China JV.
• Changes in structure of the China JV (including for tax purposes and creation of subsidiaries).
• Changes in size of the China JV Board and creation of any JV Board committees.
• Except for distributions of Excess Cash Flow as contemplated below, any distributions and repurchases of equity in China JV.
• Capital calls.
• Issuances of equity securities of the China JV.

• IPO or sale of the China JV.
• Incurrence of indebtedness in excess of a threshold to be agreed.
• Material acquisition and divestiture transactions.
• Investments in, or loans to, third parties in excess of a threshold to be agreed.
• China JV’s entry into, and any amendments or changes to, any agreement or transaction with Sapphire or any of its affiliates.
• Amendments to the China JV documentation.

•    In the event that the China JV is unable to take a unanimous approval action because of disagreement among the members of the Board (a “Deadlock”), the Deadlock would be referred at the request of either party to a senior executive officer of each party with decision making authority, who would work in good faith to resolve the Deadlock.

Distributions	• Any distribution or dividends will be paid pro rata based on respective ownership interests on annual basis, subject to applicable law.

•    From and after the later of (i) the two-year anniversary of the commencement of the China JV and (ii) the date on which none of the Aggregate JV Investment Shares Price remains in the Escrow Account, the China JV will distribute the China JV’s after-tax profit in each year, after allocation to the statutory reserves as determined by the JV Board and making up any losses from previous years, to the parties in proportion to their respective contributions to the registered capital of the China JV.

•    If and to the extent Gold or Sapphire has an unsatisfied arbitral award with respect to a breach of the definitive China JV documentation (or the Sapphire Fleet Contracts) by the other party or any of its affiliates, then, subject to applicable law, the China JV will cause all distributions that are payable to such other party to be paid on behalf of such other party to such first party with such unsatisfied arbitral award until such award has been fully satisfied plus a mutually agreed rate of default interest thereon.

Information and Inspection Rights

•    Gold and Sapphire will have customary information and inspection rights, including unaudited quarterly financial statements, audited annual financial statements, customary tax information and filings, monthly financial management reports and other information as may be required for any public and government filings by Gold and Sapphire (including SEC filings).

• Monthly financial statements of China JV will be prepared in accordance with both China GAAP and U.S. GAAP and shall be provided to Sapphire and Gold.

Transfer Restrictions

•    Except to majority-owned subsidiaries of HNA Group and Gold that are not competitors of Gold or HNA Group, respectively, that agree to become parties to the China JV documentation, interests in the China JV may not be transferred or assigned without the prior written consent of both Gold and Sapphire.

• Gold and Sapphire to discuss whether the China JV will include any liquidity mechanisms for the parties.

•    Neither Gold nor Sapphire may pledge or encumber any of its interests in the China JV, except that Sapphire and Gold will be permitted to pledge its interests in the China JV in connection with debt financing obtained from recognized financial institutions that are not affiliates of such party (provided, however, that, after any foreclosure on such pledge, neither such lender nor any other third party will be entitled to any governance rights with respect to the China JV).

Change of Control

•    If Gold or Sapphire undergoes a Change in Control with a Chinese airline or a Chinese provider of connectivity, content, advertising and operations solutions services to commercial aircraft, or a competitor to Gold, respectively, the other party may elect to purchase such party’s ownership interests of the China JV at fair market value (to be defined in the definitive agreements) and, in the case of any such Gold Change in Control, Sapphire may terminate the Gold Services Agreement in connection with any such purchase from Gold.

Termination

•    Parties to agree upon termination and wind up provisions applicable to the China JV that would apply in the event of (i) any change in law that eliminates substantially all of the intended benefits of the China JV to one or both of the parties, (ii) any material unremedied breach by either party of the exclusivity rights with respect to the China JV set forth above in “Exclusivity”, or (iii) such other termination events as may be agreed upon by the parties in the definitive agreements relating to the China JV.

HNA Guarantee	• HNA to provide Gold with a guarantee of the obligations of Sapphire under the China JV documentation, including any arbitral award in respect of any breach thereof.

Dispute Resolution	• Binding ICC arbitration in Singapore.

OTHER TERMS

Expenses

•    Each of Gold and Sapphire will be responsible for its own expenses in connection with its consideration of the transactions contemplated by this Draft Term Sheet, the negotiation and execution of definitive documentation with respect thereto and the consummation of such transactions.

Exhibit A

[Not included in this Current Report on Form 8-K]

Exhibit B

1.     The following Sapphire Fleet airlines have entered into Sapphire Fleet Contracts as of the date of the Investment Agreement that have been made available to Gold as of such date:

•      Hainan Airlines

•      Tianjin Airlines

•      Capital Airlines

•      Yangtze River Airlines

•      Air Guilin

The following Sapphire Fleet airline (i) has entered into a Sapphire Fleet Contract as of the date of the Investment Agreement that has not been made available to Gold as of such date:

•      Air Changan

2.     To the extent that airlines have not previously committed aircraft to IFC providers, Sapphire may dictate which IFC solutions are included in delivery of its IFE&C services (subject to confirmation by the Sapphire Fleet airlines and flight security requirements)

3.     Sapphire may collect passenger data that is voluntarily submitted by passengers on board while using tablets or internet services (except for information provided by such passengers specifically for the airlines) without restriction on the internal use or external sale of such data to third parties. Such data is not considered intellectual property of the Sapphire Fleet airlines.

4.     Sapphire Fleet airlines cannot restrict which offers or promotions Sapphire makes to passengers except for (1) services that duplicate air and hotel packages directly offered by the airline and (2) on-board sales that duplicate existing duty-free programs.

5.     Equipment installed on the Sapphire Fleet aircraft, including antenna shipsets, will remain owned by Sapphire for the remainder of its useful life under the applicable Sapphire Fleet Contract (e.g., 15 years for Hainan Airlines).  After such period, the equipment becomes owned by the Sapphire Fleet airline(s).  In the event that the Sapphire Fleet airlines de-install Sapphire equipment as part of aircraft retirements or retrofits, or if the lessor takes back the aircraft, Sapphire may reclaim equipment from the airline.